Exhibit 99.1

Vitru Announces Price Adjustment of its Business Combination with UniCesumar

Florianópolis, Brazil, November 22, 2022 – Vitru Limited (“Vitru”) announces that it has entered into a definitive agreement with the sellers (“Sellers") of CESUMAR – Centro de Ensino Superior de Maringá Ltda (“UniCesumar”) pursuant to which the Sellers have agreed to a purchase price reduction of R$73.1 million. This reduction is part of the purchase price adjustment mechanism agreed upon by Vitru and the Sellers in the Quota Purchase Agreement relating to the UniCesumar business combination, signed by the parties on August 23, 2021, and is related to certain variations in the balance sheet of UniCesumar until the closing of the business combination on May 20, 2022. In addition, Vitru and the Sellers also agreed that the portion of the purchase price to be paid in cash 12 months after closing will be paid 24 months after closing (i.e., by May 20, 2024).

The amount of the purchase price adjustment will be deducted from the portion of the purchase price to be paid by Vitru to the Sellers by May 20, 2024. As a result, the amount owed by Vitru to the Sellers in connection with the acquisition of UniCesumar (Sellers’ financing) has been reduced by R$73.1 million.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/